July 10, 2006
Mr. John P. Nolan
Accounting Branch Office
Division of Corporate Finance
Securities and Exchange Commission
11 F Street NE
Washington, DC 20549
Dear Mr. Nolan:
Effective June 30, 2006, Westernbank Puerto Rico (“Westernbank”), wholly owned subsidiary of W Holding Company, Inc., acquired certain additional rights from Doral Financial Corporation and its affiliates (“Doral”), in order to perfect the acquisition of a series of mortgage loans pools acquired since 1997 with an aggregate actual unpaid principal balance of $940.4 million. These same loans were the subject of the Westernbank’s previous announcements regarding “true sale” accounting.
The acquisitions of the mortgage loan pools were originally accounted for as sales of the mortgage loans by both parties, but Westernbank subsequently determined that it had to re-characterize the transactions as commercial loans secured with real property mortgages for financial statement purposes. Following that determination, Westernbank and Doral agreed to restructure the transactions as the following:
•	Westernbank agreed to accept a cash payment from Doral in connection with its agreement to transfer and assign to Westernbank 100% of the retained interest related to the mortgage loans pools and to terminate in full Doral’s call rights under the original Mortgage Sale Agreements;

•	Doral agreed to repurchase from Westernbank all mortgage loans previously sold under the original Mortgage Sale Agreements that were 90 or more days delinquent with an aggregate unpaid principal balance of $17.1 million; and

•	Westernbank agreed to accept a cash payment from Doral to discharge and terminate in full Doral’s recourse obligations under the original Mortgage Sale Agreements.

As a result of this transaction, Westernbank recorded the loan acquisitions as “true sales.” Thus, Westernbank recorded the mortgage loans as its own, rather than a financing transaction with Doral. As consideration for the three main conditions stated in the preceding paragraph, Westernbank received a total net compensation of $42.8 million, including the $17.1 million of delinquent loans.
For your information, enclosed please find the following documents related to said transactions:
•	Transfer and Assignment of Retained Interest, Mortgage Loan Purchase and Sale, Cancellation of Recourse and Cancellation of Call Right Agreement;

•	Mater Servicing Agreement;

•	Legal Opinion on the Transaction; and

•	Internal memorandum on the transaction re: accounting treatment.
Should you need any other information, please contact the undersigned at (787) 834-8617 or via e-mail at freddym@wbpr.com.
Truly yours,
/s/ Freddy Maldonado
President and Chief Investment Officer

c	Mr. Norberto Rivera, Vice President Controller W Holding Company, Inc. and its Subsidiaries Mr. Stuart Stein, Partner Hogan & Hartson LLP